Exhibit 99.3

Addex Reports 2023 Half Year and Second Quarter Financial Results and Provides Corporate Update

•	ADX71149 Phase 2 epilepsy clinical study Cohort 2 continues recruiting following the Independent Interim Review Committee (IRC) recommendation

•	Indivior GABAB PAM collaboration extended to June 2024 with CHF 2.7 million of committed research funding

•	CHF 7.2M ($8.0M) of cash and cash equivalents at June 30, 2023

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, August 10, 2023 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its half-year and second quarter financial results for the periods ended June 30, 2023 and provided a corporate update.

“During the first half, we were encouraged by the progress being made in the ADX71149 Phase 2 epilepsy study being conducted by our partner, Janssen. Recruitment is continuing into patient Cohort 2 following the IRC recommendation to continue the study after review of Cohort 1 Part 1 unblinded data. We look forward to reporting progress later this year,” said Tim Dyer CEO of Addex. “Our GABAB PAM collaboration with Indivior continues to advance and recently extended the research period to June 2024, providing a further CHF 2.7 million in funding. We also continue to make solid progress across our preclinical portfolio and advance business discussions.”

Half-Year 2023 Operating Highlights:

•	ADX71149 epilepsy Phase 2 study – Cohort 1 complete and Cohort 2 continues recruiting following IRC recommendation to continuing after review of Cohort 1 Part 1 unblinded data

•	Dipraglurant is Phase 2 ready – preclinical profiling in post-stroke recovery ongoing

•	GABAB PAM Indivior strategic partnership for substance use disorders extended through to end June 2024 with CHF2.7 million of committed research funding - multiple drug candidates in clinical candidate selection phase

•	GABAB PAM for chronic cough - multiple drug candidates in clinical candidate selection

•	mGlu7 NAM for stress related disorders, including PTSD – ready for IND enabling studies

•	M4 PAM schizophrenia program - progressing through clinical candidate selection phase

•	CHF 5.7 million in equity financing year to date

•	Partnering discussions across the portfolio ongoing

Key Financial Data for the Second Quarter and the First Half of 2023:

CHF’ thousands	Q2 23	Q2 22	Change	H1 23	H1 22	Change
Income	632	186	446	1,134	430	704
R&D expenses	(1,875)	(5,747)	3,872	(3,579)	(9,512)	5,933
G&A expenses	(1,304)	(1,531)	227	(2,501)	(3,773)	1,272
Total operating loss	(2,547)	(7,092)	4,545	(4,946)	(12,855)	7,909
Finance result, net	(128)	(129)	1	(136)	(190)	54
Net loss for the period	(2,675)	(7,221)	4,546	(5,082)	(13,045)	7,963
Basic and diluted net loss per share	(0.04)	(0.19)	0.15	(0.08)	(0.34)	0.26
Net increase / (decrease) in cash and cash equivalents	1,574	(6,075)	7,649	212	(11,672)	11,884
Cash and cash equivalents as of June 30	7,169	8,813	(1,644)	7,169	8,813	(1,644)
Shareholders’ equity as of June 30	6,126	6,862	(736)	6,126	6,862	(736)

Financial Summary:

Income is primarily driven by amounts received under our funded research collaboration with Indivior, recognized as related costs are incurred. During the first half of 2023, income increased by CHF 0.7 million to CHF 1.1 million compared to CHF 0.4 million in the first half of 2022. During the second quarter of 2023, income increased by CHF 0.4 million to CHF 0.6 million compared to CHF 0.2 million in the second quarter of 2022.

R&D expenses decreased by CHF 5.9 million to CHF 3.6 million in the first half of 2023 compared to CHF 9.5 million in the first half of 2022 and by CHF 3.9 million to CHF 1.8 million in the second quarter of 2023 compared to CHF 5.7 million in the second quarter of 2022. The decrease in R&D expenses is primarily due to decreased dipraglurant related external research and development activities.

G&A expenses decreased by CHF 1.3 million to CHF 2.5 million in the first half of 2023 compared to CHF 3.8 million in the first half of 2022, primarily due to reduced share-based service costs and decreased D&O insurance costs. During the second quarter of 2023, G&A expenses decreased by CHF 0.2 million to CHF 1.3 million compared to CHF 1.5 million in the second quarter of 2022, primarily due to decreased D&O insurance costs.

Our net loss decreased by CHF 8.0 million to CHF 5.0 million in the first half of 2023 compared to CHF 13.0 million in the first half of 2022 and by CHF 4.5 million to CHF 2.7 million in the second quarter of 2023 compared to CHF 7.2 million in the second quarter of 2022. The reduced net loss is primarily driven by reduced R&D expenses and to a lesser extent increased income.

Basic and diluted loss per share decreased to CHF 0.08 for the first half of 2023 compared to CHF 0.34 for the first half of 2022. For the second quarter of 2023, the basic and diluted loss per share decreased to CHF 0.04 compared to CHF 0.19 for the second quarter of 2022.

Cash and cash equivalents decreased to CHF 7.2 million at June 30, 2023, compared to CHF 8.8 million at June 30, 2022. The decrease of CHF 1.6 million is primarily due to the cash used in our operating activities, partially offset by the proceeds from financing activities mainly related to equity offerings executed on April 3, 2023 and to a lesser extent research funding from Indivior.

Half-Year 2023 Consolidated Financial Statements:

The half-year 2023 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, August 10, 2023, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer, Robert Lütjens, Head of Discovery - Biology and Mikhail Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration: https://register.vevent.com/register/BI3df82968423c4258930719a84f76d6bf

Webcast URL: https://edge.media-server.com/mmc/p/gp4h8rth

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2 clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in post-stroke recovery. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for chronic cough, mGlu7 NAM for stress related disorders, M4 PAM for schizophrenia and other forms of psychosis and mGlu2 NAM for mild neurocognitive disorders and depression. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.